Exhibit 99.1

ODDITY TECH REPORTS RECORD FOURTH QUARTER AND FULL YEAR RESULTS

•	Record full year net revenue of $509 million, up 57% from year ago
•	Record net income of $59 million, up 169% from year ago, and record adjusted net income of $77 million, up 181% from year ago
•	Record adjusted EBITDA of $107 million, up 172% from year ago
•	Record $85 million of free cash flow generation

NEW YORK, Mar. 5, 2024 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the fourth quarter and full year ended December 31, 2023.

“Our fourth quarter delivered an outstanding finish to a record breaking year. We continued to deliver as promised. We achieved net revenue growth of 57% with adjusted EBITDA of $107 million, representing 21% adjusted EBITDA margin for the full year, exceeding guidance on every metric,” said Oran Holtzman, ODDITY co-founder and CEO. “Our large investments in technology and product over the past 5 years are yielding significant returns and allow the rare combination of scale, growth, and profitability.”

“I truly believe there is no limit to what we can build at ODDITY. We are playing in a huge TAM that is being transformed,” Holtzman continued. “And we have positioned our business to lead in two pillars of this transformation. First, the consumer shift online, where we believe we are already the largest direct-to-consumer platform in the market. Second, the shift to science-backed, NEW high-performance products, where we are ALL-IN, building the industry’s largest and most advanced platform for new molecule discovery. If we do it right, ODDITY LABS will change our industry and our company.”

ODDITY achieved a number of objectives in the past year, supporting strong financial performance today and positioning the business for the future. These include:

•	Exceeding guidance for financial results for the fourth quarter and the full year ended December 31, 2023.
•	Crossing the $500 million milestone of net revenue.
•	Crossing the $100 million milestone of adjusted EBITDA.
•	Crossing the 50 million milestone of platform users.
•	Establishing ODDITY LABS as the industry’s leading molecule discovery platform, powered by our acquisition and integration of Revela.
•	Successful completion of our IPO.
•	Strong balance sheet, including $168 million of cash, cash equivalents, and investments, with no outstanding debt, as of December 31, 2023, and the addition of a $100 million credit facility.

“We are pleased with our financial results for the quarter and full year, which beat our guidance across revenue, adjusted EBITDA, and adjusted EPS. Our topline growth translated into strong free cash generation, with $85 million of free cash flow in 2023,” said Lindsay Drucker Mann, ODDITY Global CFO. “We continue to aggressively invest in future growth initiatives, including ODDITY LABS and future brand launches, where we expect to continue investing in 2024. Q124 is off to a very strong start, and because of our high repeat rates, we have high confidence and visibility into achieving our full year 2024 objectives.”

Fourth Quarter Fiscal 2023 Financial Highlights1:

Results for the fourth quarter ended December 31, 2023 are presented below in comparison to the same period in the prior year:

•	Net revenue was $97 million compared to $67 million in the fourth quarter of 2022, representing a 44% year-over-year increase.

1 Results greater than $10 million have been rounded to the nearest million.

•	Gross profit was $67 million compared to $44 million in the fourth quarter of 2022, representing a 53% year-over-year increase. Gross margin was 69.4%, increasing by 400 bps versus gross margin of 65.4% in the fourth quarter of 2022.
•	Net income was $5.1 million compared to net loss of $0.7 million in the fourth quarter of 2022. Net income margin was 5.3% compared to -1.0% in the fourth quarter of 2022.
•	Adjusted net income was $10.4 million compared to $0.6 million in the fourth quarter of 2022, representing a 1,700% year-over-year increase. Adjusted net income margin was 10.7% compared to 0.9% in the fourth quarter of 2022.
•	Adjusted EBITDA was $16.3 million compared to $2.6 million in the fourth quarter of 2022, representing a 520% increase. Adjusted EBITDA margin was 16.8%, increasing by 1,290 bps versus adjusted EBITDA margin of 3.9% in the fourth quarter of 2022.
•	The weighted average number of outstanding shares used in computing our basic earnings per share (“EPS”) was 56.9 million and 53.4 million for the fourth quarter of 2023 and 2022, respectively. The weighted average number of outstanding shares used in computing our diluted EPS and adjusted diluted EPS was 60.9 million and 53.4 million for the fourth quarter of 2023 and 2022, respectively.
•	Diluted EPS were $0.08 compared to diluted loss per share of $0.01 in the fourth quarter of 2022. Adjusted diluted EPS were $0.17 compared to $0.01 in the fourth quarter of 2022.
•	Cash and cash equivalents, restricted cash, short-term deposits and marketable securities were $168 million, with no outstanding debt as of December 31, 2023.

The tables below set forth our actual results for the three months and full year ended December 31, 2023 and the low and high end of our guidance range regarding our results for the fourth quarter and full year of 2023 as issued on November 7, 2023 (“Guidance”).

	Three months ended December 31, 2023
	Actual Results	Guidance Low End	Guidance High End
Net Revenue Growth	44.1%	22.0%	26.0%
Gross Margin	69.4%	66.0%	66.0%
Adjusted EBITDA Margin	16.8%	15.5%	16.5%
Adjusted Diluted EPS	$0.17	$0.10	$0.12

	Year ended December 31, 2023
	Actual Results	Guidance Low End	Guidance High End
Net Revenue Growth	56.7%	52.0%	53.0%
Gross Margin	70.4%	70.0%	70.0%
Adjusted EBITDA Margin	21.1%	21.0%	21.0%
Adjusted Diluted EPS	$1.31	$1.21	$1.23

Key initiatives for 2024

ODDITY is focused on key initiatives to support strong financial results in 2024; leveraging its platform model for future growth through new brands, products, and addressable markets; and strengthening its competitive position. These include:

•	Delivering continued profitable growth in our existing brand portfolio across categories and markets.
•	Accelerating our investment in ODDITY LABS by expanding the team and the scope of projects in development.
•	Brand 3, a medical-grade skin and body brand, planned to launch in 2025.
•	Brand 4, planned to launch in 2025.

Financial outlook

ODDITY expects to deliver 2024 financials ahead of its long-term growth algorithm of 20%-plus revenue growth and 20%-plus adjusted EBITDA margin. ODDITY is providing the following guidance for the full year ending December 31, 2024:

•	Net revenue between $620 million and $630 million, representing year-over-year growth between 22% and 24%.
•	Gross margins of approximately 70.5%.
•	Adjusted EBITDA between $136 million and $140 million.
•	Adjusted diluted EPS between $1.49 and $1.54. This assumes a tax rate of approximately 25.0% and average fully diluted shares of approximately 64.5 million.

	FY2023 Actuals	FY2024 Outlook
Net Revenue	$509 million	$620-630 million
Gross Margin	70.4%	70.5%
Adjusted EBITDA	$107 million	$136-140 million
Adjusted Diluted EPS	$1.31	$1.49-1.54

ODDITY is providing the following guidance for the first quarter ending March 31, 2024:

•	Net revenue between $204 million and $207 million, representing year-over-year growth between 23% and 25%.
•	Gross margin of approximately 71.0%.
•	Adjusted EBITDA between $43 million and $45 million.
•	Adjusted diluted EPS between $0.47 and $0.50. This assumes a tax rate of approximately 25.0% and average fully diluted shares of approximately 63 million.

1Q 2024 Outlook
Net Revenue	$204-207 million
Gross Margin	71.0%
Adjusted EBITDA	$43-45 million
Adjusted Diluted EPS	$0.47-0.50

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin and Adjusted diluted EPS are non-GAAP financial measures. Please see the sections titled “Non GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q4 2023 financial and business results and outlook is scheduled for tomorrow, March 6, 2024, at 8:30 a.m. ET. To participate, please dial 1-877-407-9208 (US) or 1-201-493-6784 (international) and the conference ID is 13743840. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 or 1-412-317-6671 (international). An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin and Adjusted diluted EPS. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial expenses (income), net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring items and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the first quarter 2024 and the full year ending December 31, 2024.These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 50 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)
Net revenue	$97,246	$67,499	$508,685	$324,520
Cost of revenue	29,761	23,369	150,456	106,470
Gross profit	67,485	44,130	358,229	218,050
Selling, general and administrative	61,033	44,272	283,911	190,385
Operating income (loss)	6,452	(142)	74,318	27,665
Financial expenses (income), net	(1,400)	301	(4,283)	(1,247)
Income (loss) before taxes on income	7,852	(443)	78,601	28,912
Taxes on income	2,739	217	20,067	7,184
Net income (loss)	$5,113	$(660)	$58,534	$21,728
Basic earnings per share	$0.09	$(0.01)	$1.06	$0.41
Diluted earnings per share	$0.08	$(0.01)	$1.00	$0.39

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	December 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,538	$40,955
Short-term deposits	78,000	18,000
Marketable securities	1,108	-
Trade receivables	9,916	7,576
Inventories	84,106	70,230
Prepaid expenses and other current assets	14,144	9,172
Total current assets	223,812	145,933
LONG-TERM ASSETS:
Marketable securities	50,507	-
Property, plant and equipment, net	9,245	9,468
Deferred tax asset, net	3,924	2,334
Intangible assets, net	36,001	26,800
Goodwill	64,904	16,237
Operating lease right-of-use assets	13,557	13,278
Other assets	2,956	2,358
Total long-term assets	181,094	70,475
Total assets	$404,906	$216,408

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	December 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$56,185	$44,807
Other accounts payable and accrued expenses	49,325	37,792
Short-term debt and current maturities of long-term debt	-	3,917
Operating lease liabilities, current	3,802	3,890
Total current liabilities	109,312	90,406
LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	8,712	8,076
Digital securities liability	-	648
Other long-term liabilities	3,775	6,298
Total liabilities	121,799	105,428
COMMITMENTS AND CONTINGENCIES
Redeemable A shares	-	12,275
SHAREHOLDERS' EQUITY:
Class A Ordinary shares	14	12
Class B Ordinary shares	3	4
Additional paid-in capital	178,910	53,707
Accumulated other comprehensive income	2,402	1,738
Retained earnings	101,778	43,244
Total shareholders' equity	283,107	98,705
Total liabilities and shareholders' equity	$404,906	$216,408

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022
	(Unaudited)	(Audited)
Cash flows from operating activities:
Net income	$58,534	$21,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,605	4,408
Share-based compensation	24,111	6,697
Accretion of discount of marketable securities	(547)	-
Deferred income taxes	(1,256)	(1,515)
Increase in trade receivables	(2,340)	(2,435)
Increase in prepaid expenses and other receivables	(4,299)	(1,802)
Increase in inventories	(13,599)	(18,773)
Increase in trade payables	9,278	7,788
Increase in other accounts payable and accrued expenses	8,654	23,651
Change in operating lease right-of-use assets	4,618	5,009
Change in operating lease liability	(4,349)	(6,321)
Other	45	597
Net cash provided by operating activities	87,455	39,032

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,101)	(2,347)
Capitalization of software development costs	(3,518)	(5,051)
Investment in marketable securities	(50,012)	-
Investment in short-term deposits	(60,000)	(18,000)
Acquisition of a business, net of cash acquired	(23,173)	-
Other investing activities	(1,187)	(382)
Net cash used in investing activities	(139,991)	(25,780)

Cash flows from financing activities:
Proceeds from Initial Public Offering, net of issuance costs	53,006	(607)
Proceeds from issuance of digital securities	-	648
Proceeds from exercise of options	1,747	75
Repayment of loans and borrowings	(4,313)	(362)
Other financing activities	(1,629)	-
Net cash provided by (used in) financing activities	48,811	(246)
Effect of exchange rate fluctuations on cash and cash equivalents	(623)	(781)
Net (decrease) increase in cash, cash equivalents and restricted cash	(4,348)	12,225
Cash, cash equivalents and restricted cash at the beginning of the period	43,114	30,889
Cash, cash equivalents and restricted cash at the end of the period	$38,766	$43,114

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income (loss)	$5,113	$(660)	$58,534	$21,728
Financial (income) expenses, net	(1,400)	301	(4,283)	(1,247)
Taxes on Income	2,739	217	20,067	7,184
Depreciation and amortization	2,371	1,098	8,605	4,408
Share-based compensation	7,507	1,678	24,111	6,697
Non-recurring adjustments	-	-	300	701
Adjusted EBITDA	$16,330	$2,634	$107,334	$39,471
Reconciliation of Net Income and Adjusted Net Income
Net Income	$5,113	$(660)	$58,534	$21,728
Share-based compensation	7,507	1,678	24,111	6,697
Non-recurring adjustments	-	-	300	701
Tax impact	(2,220)	(440)	(6,232)	(1,828)
Adjusted Net Income	$10,400	$578	$76,713	$27,298
Diluted earnings per share	$0.08	$(0.01)	$1.00	$0.39
Adjusted diluted earnings per share	$0.17	$0.01	$1.31	$0.48

Reconciliation of net cash provided by operating activities to free cash flow

	Year Ended December 31,
	2023	2022
	(Unaudited)
Net operating cash flow	$87,455	$39,032
Purchase of property and equipment	(2,101)	(2,347)
Free cash flow	$85,354	$36,685